UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                                REII Incorporated
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)


                                   055247 10 0
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                                 (CUSIP Number)


                                 Una M. Ricketts
                           7751 Naples Heritage Drive
                                Naples, FL 34112
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 29, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                          Page 2


                                  SCHEDULE 13D

CUSIP No.     055247 10 0
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Una M. Ricketts
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS (See Instructions)

      Not Applicable
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)
                                                                             |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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    NUMBER OF      7     SOLE VOTING POWER

     SHARES              0
                   -------------------------------------------------------------
  BENEFICIALLY     8     SHARED VOTING POWER

    OWNED BY             0
                   -------------------------------------------------------------
      EACH         9     SOLE DISPOSITIVE POWER

   REPORTING             0
                   -------------------------------------------------------------
     PERSON        10    SHARED DISPOSITIVE POWER

      WITH               0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             |_|
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Not Applicable
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14    TYPE OF REPORTING PERSON (See Instructions)

      IN
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
                                                                          Page 3


Item 1. Security and Issuer

      The title and class of equity  securities to which this Amendment No. 1 to
Schedule 13D relates is Common Stock, par value $.001 per share (the "Common Stock"), of REII Incorporated, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is Rua Cotoxo 611-cj63, Sao Paolo - SP - Brazil - 05021-000

Item 2. Identity and Background

(a) This statement is being filed by Una M. Ricketts (the "Reporting Person"), individually.

(b) The residential address of the Reporting Person is 7751 Naples Heritage Drive, Naples, Florida 34112.

(c) The Reporting Person resigned as the President, Chief Executive Officer and Treasurer of the Issuer, effective April 29, 2005, and as a director of the Issuer, effective May 31, 2005.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Considerations

      Item 3 is not applicable to this filing as the Reporting Person is filing this amended schedule to report her disposition of all of the shares of Common Stock of the Issuer that she beneficially owned and not to report an acquisition of Common Stock.

Item 4. Purpose of Transaction

      On April 29, 2005, the Reporting Person sold 3,615,625 shares of the Common Stock of the Issuer beneficially owned by her to Livorno Investments Ltd. (in addition to 17,425 shares sold by Karen N. Ricketts) pursuant to a Stock Purchase Agreement dated as of April 29, 2005. The purchase price for the sale was $400,000, which was paid in cash. The Reporting Person resigned as President, Chief Executive Officer and Treasurer of the Issuer, effective April 29, 2005, and as a director of the Issuer, effective May 31, 2005. (Karen N. Ricketts also resigned her positions as an officer and director, effective April 29, 2005).

      The Reporting Person disclosed the transaction as proposed by the terms of the Stock Purchase Agreement in a Schedule 13D filed on April 29, 2005. The Stock Purchase Agreement was filed as Exhibit 99.1 to the Schedule 13D.

Item 5. Interest in Securities of the Issuer

      As a result of the sale of all of the shares of Common Stock of the Issuer beneficially owned by the Reporting Person as discussed in Item 4 above, as of April 29, 2005, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

      During the past 60 days, the Reporting Person effected the transaction in the Common Stock discussed above in Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Not Applicable.

Item 7. Material to Be Filed as Exhibits

      Not Applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2005


/s/ Una M. Ricketts
-----------------------------------------
Una M. Ricketts